                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12(g)

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) of 12(g) of the Securities Act of 1934

                           EVERGREEN NETWORK.COM, INC.
                 (Name of Small Business Issuer in Its Charter)


          Colorado                                            68-0166841
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
  Incorporation or Organization)                               Number)

                        3336 NORTH 32ND STREET, SUITE 106
                             PHOENIX, ARIZONA 85018
               (Address of Principal Executive Offices) (Zip Code)

                                 (602) 956-5694
                            Issuer's Telephone Number


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

                  Title of Each Class to be so registered: N/A

          Name of exchange on which each class is to be registered: N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                      $.01 Per Share Par Value Common Stock

                                     PART I


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements set out herein constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance and achievements, to be materially different from any future results, levels of activity, performance or achievements, expressed or implied by such forward-looking statements.

         Forward-looking statements relate to future events or the Company's future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "projected" "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, potential investors should specifically consider various factors, including the risks outlined under RISK FACTORS. These factors may cause actual results to differ materially from any forward-looking statements.

         Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of such statements.


ITEM 1.  DESCRIPTION OF THE BUSINESS

         Summary of Parent Operations.

         Evergreen Network.com, Inc. ("Company") conducts operations in the charitable gaming industry. It provides the TabForce(TM) Pull-Tab Ticket Validation System ("TabForce(TM) System") to qualified charitable or fraternal organizations (such as American Legion or Veterans of Foreign Wars Chapters) or charitable bingo hall operations. The Company is also offering the Tab Force(TM) System to casino operators on Indian Reservations. The Company has entered into an agreement with The McDowell-Yavapai Nation for the addition of the Tab Force(TM) System to the casino on the Fort McDowell Indian Reservation in Arizona. It is anticipated that these operations will commence before November 1, 2000. The Company is negotiating with four other Indian Tribes operating casinos in Arizona for the installation of the Tab Force(TM) System in their casinos.

         The Tab Force(TM) System is a recreational game played by the user utilizing Tab Force(TM) Pull-Tab Tickets ("Pull-Tabs") and Tab Force(TM) Validation Machines ("Validation Machines"). The user purchases a Pull-Tab from the cashier, pulls apart the Pull-Tab and inserts the bottom portion of the Pull-Tab into the Validation Machine for validation. Each Pull-Tab has one play on the Validation Machine for each $.25 of its purchase price (20 plays on a $5.00 Pull-Tab). The results of each play are displayed on the Validation Machine in a Las Vegas entertainment style manner. When all the plays are completed in the Pull-Tab, the Validation Machine displays the results and prints out a paper voucher which the player returns to the cashier for payout.

         The Company rents the Validation Machines to the location organizations and sells them the Pull-Tabs. The Company is operating in Colorado with over 80 Validation Machines in operation for over 70 charitable and fraternal organizations. Under its agreement with the manufacturer of the Validation Machines and Pull-Tabs, it has the right to distribute and operate them in Arizona, Colorado, California and Nebraska. It is in the process of initiating operations: (i) in Arizona on the Indian Reservation and with charitable or fraternal organizations; and (ii) with charitable organizations in California. It has applied for the necessary licenses to operate in the charitable gaming industry in Nebraska.

         The following sections set forth information on the history of the Company, its present and proposed operations, its competition, regulation, facilities and employees.



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

History of the Company

         The Company was organized as a Colorado corporation on May 27, 1987 under the name SEFCO, Inc. It was formed for the purpose of acquiring capital funds to invest in an existing business. After completing a public offering in September of 1989, it entered into a merger acquisition transaction with an Arizona corporation and changed its name to "The Members Financial Service Bureau, Inc.". From the fall of 1989 to the spring of 1998, the Company was engaged in the telecommunications business (the Company's name was changed to "Shared Use Network Services, Inc." in August of 1995). The Company operated as an interchange carrier provided value added voice communications and data communications and data processing services. In March of 1996, it became a majority-owned subsidiary of a publicly held Delaware corporation. The Company continued its telecommunications business with its efforts concentrated in the area of the development, sale and electronic servicing of prepaid debit cards and, in particular, prepaid telephone cards. In the spring of 1998, due to the inability of its then parent company to provide the necessary funding, the Company ceased its business operations. The transaction with the Delaware corporation was then reversed and approximately 89% of the Company's then outstanding Common Stock was returned by the Delaware Corporation in exchange for shares of the parent which were returned to it.

         The Company then concentrated its efforts on finding a new business opportunity. In the summer of 1998, it entered into unsuccessful negotiations for a corporate affiliation with Trilogy Gaming Corp., a Delaware corporation engaged in the gaming business in Arizona, California and New York. Although the transaction with Trilogy was never completed, the Company has concluded to make available to certain shareholders of Trilogy a total of 681,102 shares of the Company's Common Stock held in its treasury. These shares will be distributed to them under a Registration Statement to be filed under the Securities Act of 1933.

         In the fall of 1999, the Company began the formation of its present organization and business plan. The President of the Company who had received back the approximately 89% of the Common Stock of the Company when the transaction with the Delaware parent was reversed returned 2,494,774 shares of Common Stock to the treasury of the Company in exchange for 100,000 shares of its Series A Preferred Stock. When the Company's previous operations were suspended in the spring of 1998, the Company had outstanding tax obligations to the Internal Revenue Service. The Company has sold 388,000 shares of its common stock held as treasury shares for $ 60,164.00 which funds were used to liquidate the tax liability.

         During the period from December of 1999 through February of 2000, the Company raised debt capital to finance the commencement of its operations in the net amount of $230,000 through the sale of promissory notes in that total principal amount. A total of 220,000 shares of the Company's treasury Common Stock were issued for prepaid interest on these notes. As of September 12, 2000, $200,000 had been paid on principal of these notes leaving a balance of $30,000.

         On April 14, 2000, the Company began a private placement of 650,000 shares of its common stock at 2.00 a share. As of September 12, 2000, 277,000 shares had been sold in the placement resulting in $544,000 in gross proceeds.

         On February 23, 2000 the Company entered into a Master Distributorship Agreement with Infinity Group, Inc., the owner of the trade name Tab Force(TM) and the exclusive manufacturer of the Validation Machines and Pull-Tabs included in the Tab Force(TM) System. This agreement gives the Company the right to sell all of Infinity's Tab Force(TM) products in the states of Arizona, Colorado, Nebraska and the charitable jurisdictions in California. On March 1, 2000 the Company finalized a written agreement under which it is purchasing 235 Validation Machines from Colorado Tab Force(TM), LLC, a Colorado limited liability company which had been selling the Tab Force System(TM) in Colorado since 1997. This agreement provided for the payment by the Company of $710,000 for the machines. As of September 12, 2000, the Company has paid $ 200,000.00 on the agreement for the purchase of 235 machines and assumed the liability of Colorado Tab Force(TM), LLC on a lease covering 120 machines. The remaining Validation Machines are subject to a lease-purchase arrangement between Colorado Tab Force(TM), LLC and the Lessor. Under arrangement with Colorado Tab Force(TM), LLC, the Company took over the operations of the Tab Force(TM) System in Colorado in January of 2000.



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

Present and Proposed Operations

         As of September 12, 2000, the Company has over 80 Validation Machines operating for over 70 fraternal and charitable organizations in Colorado. The Colorado operations are conducted through three distributors who are responsible to place and service the Validation Machines and deliver the Tab Force(TM) System products. The Company derives revenue from rentals on the Validation Machines and from the sale of the Tab Force(TM) Pull-Tabs. The Company intends to continue its efforts to expand the Colorado operations.

         The Company has initiated its marketing efforts in the charitable gaming industry in Arizona and California. In these states the Company intends to provide the Validation Machines and Tab Force(TM) products directly without the use of distributors. The marketing efforts in Arizona will be aimed at charitable and fraternal organizations that are just now installing raffle programs to raise funds. The California marketing efforts will be concentrated on charitable organizations using bingo hall operations and card games. As of September 12, 2000, the Company is in the process of installing Validation Machines for charitable organizations in Arizona and California and plans to continue its efforts to enter into and expand its operations in these markets.

         The Company has filed application for the necessary license to be able to offer the Tab Force(TM) System in Nebraska. If and when the licenses are obtained, the Company intends to initiate a direct marketing program to Nebraska charitable organizations.

         The Company has implemented a program of marketing the Tab Force(TM) System for installation in gaming casinos operated in Indian Reservations in Arizona.

         The Company has an oral agreement with respect to the installation of machines at the Fort McDowell Indian Reservation and is in the process of applying for the necessary license to make the installation and of reducing the understanding to a written agreement. The Company is presently negotiating with four other Arizona Indian Reservation casino operators for the sale of the Tab Force(TM) System. The Company also intends to pursue negotiations for similar arrangements with other Indian Reservations in the other states in which the Company operates.

         The Validation Machines are manufactured by Infinity Group, Inc. ("Infinity") of Albuquerque, New Mexico which also owns the Tab Force(TM) trademark. Infinity has also dome extensive work to establish that the Tab Force(TM) System may be legally marketed in the charitable gaming industry. The Company has a Master Distributorship Agreement with Infinity to market the Tab Force(TM) System in the states of Arizona, Colorado and Nebraska and to the charitable jurisdictions in California. This includes the Validation Machines, Pull-Tabs and all other Tab Force(TM) products of Infinity. The Company has experienced some difficulty in obtaining sufficient quantities of Pull-Tabs form Infinity on a timely basis. The Company has made arrangements with the producer of the Pull-Tabs for direct delivery of Pull-Tabs to the Company if necessary to alleviate this problem.

         The Company is working with Infinity in its efforts to bring to market a new desktop smaller style Validation Machine. The Company's market research indicates that the market will be receptive to these new machines. Although the Company is presently dependent upon Infinity as the sole provider of its Tab Force(TM) System products, its management is of the opinion that these products will be available as reasonably needed.

         The Company is continuing its effort to raise additional equity through the sale of common stock in the private placement being made under Rule 506 of Regulation D adopted under the Securities Act of 1933. The Company's management is of the opinion that it has developed sufficient business to enable it to fund continued operations from revenues; however, it will need additional capital to adequately fund any material expansion of operations on an expedited basis.

Competition

         The Company competes directly with and faces potential competition with many sources for the consumers' expenditure of recreational and discretionary funds, including legal gaming operations. There is limited legalized



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gaming in Colorado, legalized charitable gaming operations and legalized gaming on American Indian Reservations in all of the concerned states. In addition, the Company directly competes with other charitable gaming operations (such as bingo and non-electronic pull-tab games) in its territories. Many of the Company's competitors are established organizations with established trade names and goodwill and far greater resources and capital.

Regulation

         All of the states in which the Company proposed to operate have extensive prohibitions and/or regulations upon gambling and gaming operations. The Company's charitable gaming business is allowed to operate under specific statutory and/or regulatory provisions which limit or regulate its operations in greater detail. The Company has been advised by counsel that it may sell the Tab Force(TM) System in the four states in which it intends to operate; provided it complies with the applicable legal restrictions. At the present time, Colorado authorities have affirmatively indicated that the Tab Force(TM) System may be used in Colorado for the benefit of licensed charitable and fraternal organizations. In California, charitable gaming operations are regulated by local city and county authorities. The Company's counsel is presently working with these authorities in areas in which it is initiating operations. It should be noted that there is a risk that future legal regulatory provisions may adversely effect the Company's operations or potential profitability.

Facilities and Employees

         The Company presently operates out of leased office facilities in Phoenix, Arizona. The facilities contain approximately 1,000 square feet. The lease is for one year commencing January 1, 2000 at a monthly rental of $1,500. The Company also leases 1,000 square feet of warehouse facilities at the same Phoenix location for $1,000 a month. This lease expires February 28, 2001.

         Mr. Howard E. Tooke, President of the Company, presently spends full time as a management consultant to the Company. The Company presently has four other consultants working for it in the areas of office administration, sales and product installation and servicing. If the Company's operations expand, it may be anticipated that additional personnel will be required.

Company Risk Factors

         The securities of Evergreen Network.com, Inc. ("Company") are speculative and subject to investment risks including those set out in this Item.

         OUR BUSINESS IS ESPECIALLY VULNERABLE TO ECONOMIC DOWNTURN. Our charitable gaming business essentially involves our customers' recreation and entertainment and their expenditures therefore are discretionary in nature. Accordingly, it may be anticipated that a slump or downturn in the economy where we operate would more adversely affect our operations than businesses involving non-discretionary expenditures.

         PREVIOUS COLORADO OPERATIONS NOT PROFITABLE. Under the purchase agreement for the initial 240 Validation Machines, we took over the locations and operations of the seller which had been selling the Tab Force(TM) System in Colorado since 1997. These previous Colorado operations were unprofitable. We believe that we can develop and expand the Colorado operations and make them profitable. However, there is no assurance such profitability will be achieved.

         OUR EXPANSION INTO NEW MARKETS MAY ADVERSELY AFFECT POTENTIAL PROFITABILITY. We just initiated operations in the states of Arizona and California and have applied for authority to operate in Nebraska. It may be anticipated that the expenses of these start-up operations will exceed their income until a significant amount of business has been developed, of which there is no assurance.

         WE ARE DEPENDENT UPON DEVELOPMENT OF ADDITIONAL BUSINESS AND/OR ACQUISITION OF ADDITIONAL CAPITAL. We are of the opinion that the proceeds from the sale of our present private placement, if obtained, will be sufficient to finance our business development activities and we will



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

not need to acquire additional debt or equity capital in the next 12 months. However, there is no assurance that: (i) a sufficient amount of these proceeds will be received; (ii) we will be able to achieve profitable operations; or
(iii) any needed additional capital will be available.

         WE HAVE NO TRADING MARKET FOR OUR SHARES. There is presently no trading market for the Common Stock of the Company. Since we are in the business development stage and most of our outstanding stock and the shares being sold in the private placement will be subject to the transferability restrictions under the securities and tax laws, it is unlikely any material trading market will develop for a significant period of time. Upon completion of this registration of our Common Stock under Section 12(g) of the Exchange Act we intend to take the necessary actions to qualify our Common Stock for trading in the over-the-counter market. There is no assurance that these actions will result in the development of a viable trading market for the Common Stock.

         THE PROPOSED REGISTRATION OF SHARES FOR SALE BY SHAREHOLDERS MAY ADVERSELY EFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL. We intend to file a Registration Statement under the Securities Act of 1933 for the sale of shares held by shareholders and for the distribution of 681,102 shares of Common Stock to the shareholders of Trilogy Gaming Corp. The actual and potential distribution of these shares into the marketplace may have a material adverse effect upon the potential market for the Company's stock and upon the Company's ability to raise any needed additional capital.

         OUR BOARD OF DIRECTORS AND MANAGEMENT'S STOCK OWNERSHIP ASSURE CONTINUED CONTROL BY PRESENT GROUP. Our Articles of Incorporation provide that the members of the Board of Directors shall be divided into three classes, as evenly divided as possible, with one class being elected each year for a three-year term. The present officers and directors of the Company will own 1,000,475 shares (26.9%) of the 3,036,232 shares of Common Stock outstanding after distribution of the 681,102 shares to the Trilogy shareholders. As a result of these factors it should be assumed that the present management has the ability to maintain control of the Company for an indefinite period.

         WE OPERATE IN A HEAVILY REGULATED ENVIRONMENT. All of the states in which we operate or proposed to operate have legal prohibitions or restrictions upon gambling and/or gaming operations. The Company's charitable gambling business is allowed to operate under specific statutory and/or regulatory provisions which limit or regulate its operations in great detail. We have been advised by counsel that we may sell the Tab Force(TM) System in the four states in which we intend to operate, provided we comply with the applicable legal restrictions. It should be noted that there is a risk that future regulatory provisions may adversely affect the Company's operations or potential profitability.

         WE FACE EXTENSIVE COMPETITION. We face actual and potential competition from many sources, including established companies and companies with greater resources and capital. Although we are not involved in the for-profit gaming or gambling industry except on Indian Reservations, we do compete with those entities that are for the customers' discretionary expenditures. There is limited legalization gambling in Colorado, legalized charitable gaming operations, and legalized gambling on American Indian Reservations in all of the concerned states. In addition, we directly compete with other charitable gaming operations (such as bingo and non-electronic pull-tab games) in our territories.



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

ITEM 3   DESCRIPTION OF PROPERTY

         The Company presently operates out of leased office facilities in Phoenix, Arizona. The facilities contain approximately 1,000 square feet. The lease is for one year commencing January 1, 2000 at a monthly rental of $1,5000. The Company also leases 1,000 square feet of warehouse facilities at the same Phoenix location for $1,000 a month. This warehouse lease expires February 28, 2001.

ITEM 4   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

         Information with respect to the ownership of shares of each class of the Company's outstanding stock as of September 12, 2000 by each shareholder who owns 5% or more of each class and by the officers and directors of the Company and by all its officers and directors as a group is set forth in the tables below.

         This table sets out information as to each shareholder who owns 5% or more of each class.

                               NAME AND                          AMOUNT AND
     TITLE                    ADDRESS OF                         NATURE OF                  PERCENT
      OF                      BENEFICIAL                         BENEFICIAL                   OF
     CLASS                      OWNER                             OWNER(1)                  CLASS(1)
     -----                    ----------                         ----------                 --------

200 Series A
Preferred Stock          Howard E. Tooke
                         3336 N. 32nd Street, Suite 106            100,000.00               100.0%
                         Phoenix, AZ 85018

Common Stock             Howard E. Tooke                           200,000.00                 5.4%(1)
                         3336 N. 32nd Street, Suite 106
                         Phoenix, AZ 85018

                         Jim T. Boyle                                 253,500(1)              6.8%(1)
                         4202 E. Phelps
                         Phoenix, AZ 85032

                         Joseph M. Imhoff, Sr.                        228,500(1)              6.1%(1)
                         2999 N. 44th Street, Suite 100
                         Phoenix, AZ 85018

                         Robert G. Rettig                             269,375(1)              7.2%(1)
                         102 Burr Ridge Cl. Dr.
                         Burr Ridge, IL 60521

                         All Officers & Directors as a Group


         (1) These stated number of shares and percentages assumes that the 681,102 shares of common stock reserved for distribution to certain shareholders of Trilogy Gaming Corp. have been distributed and added to the 3,036,232 shares outstanding as of September 12, 2000. In that case, of the 681,102 shares so distributed, shares would have been distributed to the above persons as follows: (i) Jim T. Boyle - 51,200; (ii) Joseph M. Imhoff, Sr. - 26,000; and (iii) Robert G. Rettig - 66,875.

         This table sets of the information on the beneficial ownership of each class of the Company's outstanding stock as of September 12, 2000 by the officers and directors of the Company and by all of the officers and directors as a group.




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

                               NAME AND                          AMOUNT AND
     TITLE                    ADDRESS OF                         NATURE OF                  PERCENT
      OF                      BENEFICIAL                         BENEFICIAL                   OF
     CLASS                      OWNER                             OWNER(1)                  CLASS(1)
     -----                    ----------                         ----------                 --------


200 Series A
Preferred Stock          Howard E. Tooke
                         President
                         3336 N. 32nd Street, Suite 106             100,000.00              100.0%
                         Phoenix, AZ 85018


Common Stock             Howard E. Tooke                            200,000.00               5.4%(1)
                         President
                         3336 N. 32nd Street, Suite 106
                         Phoenix, AZ 85018

                         Jim T. Boyle                                  253,500(1)            6.8%(1)
                         Secretary-Treasurer and Director
                         4202 E. Phelps
                         Phoenix, AZ 85032

                         Bonnie J. Andrikopoulos                        49,100(1)            1.3%(1)
                         Director
                         1165 Pennsylvania, #20
                         Denver, CO 80203

                         Joseph M. Imhoff, Sr.                         228,500(1)            6.1%(1)
                         Director
                         2999 N. 44th Street, Suite 100
                         Phoenix, AZ 85018

                         John E. Mulligan                              269,375(1)            6.1%(1)
                         Director
                         2999 N. 44th Street, Suite 100
                         Phoenix, AZ 85018

                         Robert G. Rettig                              269,375(1)            7.3%(1)
                         Director
                         102 Burr Ridge Cl. Dr.
                         Burr Ridge, IL 60521

                         All Officers & Directors as a Group         1,000,475(1)           26.9%(1)


         (1) These stated number of shares and percentages assumes that the 681,102 shares of common stock reserved for distribution to certain shareholders of Trilogy Gaming Corp. have been distributed and added to the 3,036,232 shares outstanding as of September 12, 2000. In that case, of the 681,102 shares so distributed, shares would have been distributed to the above persons as follows: (i) Jim T. Boyle - 51,200; (ii) Bonnie J. Andrikopolos - 19,100 shares; (iii) Joseph M. Imhoff, Sr. - 26,000; and (iv) Robert G. Rettig - 66,875.



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

ITEM 5   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Certain information with respect to the directors and officers of the Company is as follows:

         Name                                        Age                        Position
         ----                                        ---                        --------

         Howard E. Tooke                             64                         President

         Jim T. Boyle                                64                         Secretary, Treasurer and
                                                                                Director

         Bonnie J. Andrikopoulos                     65                         Director

         Joseph M. Imhoff, Sr.                       66                         Director

         John E. Mulligan                            54                         Director

         Robert G. Rettig                            70                         Director


         The Company's Articles of Incorporation provide for the members of the Board to be divided into three classes with one class of directors standing for election each year for a three-year term. The classification of the present Board of Directors and their respective terms of office are as follows:

                                                                                         Term Expires
         Name                                        Class                              Annual Meeting
         ----                                        -----                              --------------

         Robert G. Rettig                               A                                      2001

         Jim T. Boyle                                   B                                      2002

         John E. Mulligan                               B                                      2002

         Bonnie J. Andrikopoulos                        C                                      2003

         Joseph M. Imhoff, Sr.                          C                                      2003


         Messrs. Boyle, Imhoff and Rettig are the members of the Executive Committee of the Board of Directors.

         Howard E. Tooke has served as the President of the Company since October of 1989. He also served as a director of the Company from October of 1989 to September of 2000. During the period from November of 1995 to December of 1998, he was also President and Director of the Delaware telecommunications company which was the parent of the Company during most of that period. From December of 1986 until October of 1989, Mr. Tooke was the founder, Chief Executive Officer and President of an Arizona corporation which was merged into the Company in October of 1989. From July of 1985 until December of 1986, Mr. Tooke operated as a sole proprietor, developing the business which became the Arizona Corporation. During the period from December 1982 through June of 1985, Mr. Tooke was the President and Chief Executive Officer of Shared Use Network Services, a company operating in Phoenix, Arizona in the telecommunications business. During the period from July of 1979 through November of 1982, Mr. Tooke was the Executive Vice President and Chief Operating Officer of GCI, a Phoenix, Arizona company engaged in the telecommunications business. From September of 1970 through June of 1979, Mr. Tooke was employed as Executive Vice President and Director of the Institute of human Resources in Phoenix, Arizona, a company doing research in the biofeedback aspects of human behavior. From March of 1966 through September of 1976, Mr. Tooke was employed as the Vice President of Sales and marketing for the Apollo Tire and

Rubber Company of Houston, Texas. During the period from January 1963 through February of 1966, Mr. Tooke was employed by the National Aeronautics Space Administration as a Technical Director of Communication and Flight Operations in Houston, Texas. Mr. Tooke holds a Bachelors or Divinity degree from the Tennessee Temple Baptist College of Chattanooga, Tennessee and a Masters of Arts in Human Behavior, which he acquired from the University of Texas in 1968.

         Jim T. Boyle became the Secretary and Treasurer of the Company in April of 2000. He became a director on September 12, 2000. He has been associated with J.T.B. Associates, Inc., a wholesale supplier of chemical and construction products since 1968 and has been its President since 1979. Mr. Boyle is a graduate of Dakota Wesleyan University from which he received a Bachelors degree in English in 1956.

         Bonnie J. Andrikopoulos became a director of the Company on September 12, 2000. Ms. Andrikopoulos has been the owner and manager of a private company in Denver, Colorado which owns and/or manages oil and gas properties and other investments since 1984. From 1960 to 1984, she was self-employed as an oil and gas lease broker. She has served as the President of Pennborough Condominium Association in Denver, Colorado since 1996. She was the President of Colorado Micro Credit, Inc., of Denver, Colorado from 1997 to 1999. Ms. Andrikopoulos became a Registered Nurse in Wyoming in 1957 and received a Bachelor of Science degree in Nursing from the University of Wyoming in 1966.

         Joseph M. Imhoff, Sr. became a director of the Company on September 12, 2000. Mr. Imhoff has been active in the securities industry for over 42 years. From July of 1986 to present, he has been the Senior Vice President of Peacock Hislop, Staley, Givens, Inc., a securities broker-dealer in Phoenix, Arizona. From June 1978 to June of 1986, he was the Executive Vice President and a director of Hanifen Imhoff, Inc., a securities broker-dealer in Denver, Colorado. From May of 1970 to May of 1978, he was the President and a director of J. Imhoff-Nimmo, Inc., a securities broker-dealer in Denver, Colorado. Mr. Imhoff is a graduate of Regis University in Denver, Colorado from which he received a Bachelor of Science degree in Business Administration in 1956.

         John E. Mulligan became a director of the Company on September 12, 2000. Mr. Mulligan was an officer with the Denver Police Department from July of 1968 to August of 1990, and held the rank of Lieutenant when he retired. From July of 1984 to the present, he has been the owner and President of The Bingo Company of Denver, Colorado. Mr. Mulligan is an active member of the Colorado Charitable Gaming Association. He attended the University of Northern Colorado in Greeley, Colorado in 1964 and 1965.

         Robert G. Rettig became a director of the Company on September 12, 2000. He has served as a director of Lawson Products, Inc. of Des Plaines, Illinois since 1989, Bermo, Inc. of Circle Pines, Minnesota since 1993 and The Tech Group of Scottsdale, Arizona since 1995. From 1953 to 1989 he was the Executive Vice President of Illinois Toolworks, Inc. of Glenview, Illinois. From 1989 to 1999 Mr. Rettig was a director of Scotsman Industrial of Vernon Hills, Illinois.

ITEM 6   EXECUTIVE COMPENSATION

         The Company did not pay any compensation to any officer or director in 1999. During the period from January 1, 2000 through August 31, 2000, the Company paid a corporation owned by Howard E. Tooke, President of the Company a management consulting fee totaling $64,000. It is anticipated that the Company will continue to pay this consulting fee for the remainder of the year 2000 at the rate of $8,000 per month.

         The Company has also paid a consulting fee in 2000 to Joseph M. Imhoff, Sr. for services rendered totaling $15,000 through August 31, 2000; and may pay an additional amount to him during the balance of the year 2000.

Although he has not received any compensation through August 31, 2000, Mr. Boyle may receive compensation during 2000 if he devotes sufficient time to the Company affairs, at a rate to be determined by the Board of Directors.

         The directors of the Company did not receive any compensation for their services as such in 2000. They may be compensation for any services rendered outside their normal duties as directors. All directors will be reimbursed for their cash expenses. The directors may also participate in any stock incentive or stock option programs developed by the Company.

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Information with respect to transactions of the Company during the period since September 1, 1998 in which any of its officers or shareholders owning 5% or more of its Common Stock as of September 12, 2000 are set forth in the following paragraphs.

         In March of 2000, Howard E. Tooke and/or entities owned by him transferred 2,618,806 shares of the Company's Common Stock to the Company to be held as treasury shares in exchange for 100,000 shares of the Company's 2000 Series A Preferred Stock. At the time of the transfer by him the shares of Common Stock had a negative net tangible asset value. Mr. Tooke had an identifiable cash cost in the shares transferred to the Company of $1,094,493.

         In April of 2000 the Company sold 1,000,000 shares of its Common Stock held as treasury shares for $.01 per share or a total of $10,000. These shares were sold in the amount of 200,000 each to: (i) Howard E. Tooke, President of the Company; (ii) Jim T. Boyle, Secretary-Treasurer and a director of the Company; (iii) Messrs. Joseph M. Imhoff, Sr., and Robert G. Rettig, directors of the Company; and (iv) William Daniels, a consultant to the Company.

         John E. Mulligan, a director of the Company is a distributor of the Tab Force(TM) System in Colorado. His arrangement with the Company is on the same terms and conditions as its other two Colorado distributors.

         Bonnie J. Andrikopoulos, a director of the Company purchased $30,000 of principal amount of the Company's promissory notes on the same terms and conditions as other purchasers of notes. She received 30,000 shares of Common Stock as prepaid interest on these notes. The Company has repaid the principal on the notes.

         In December of 1999, the Company sold four notes for $5,000 each of which has been repaid. These notes provided that the holders would receive, as prepaid interest, one share of Common Stock for each $2.00 of note principal. Messrs. Boyle, Imhoff and Rettig each purchased one of these notes. Accordingly, they each received 2,500 shares of Common Stock as prepaid interest in these notes.

         If the distribution of the 681,102 shares of Common Stock to certain shareholders of Trilogy Gaming Corp. is completed, four of the Company's directors, Ms. Andrikopoulos and Messrs. Boyle, Imhoff, and Rettig will receive an aggregate of 162,975 of these shares.

ITEM 8   DESCRIPTION OF SECURITIES

         The Company's authorized capitalization is 30,000,000 shares consisting of 20,000,000 shares of $.01 par value common stock ("Common Stock") and 10,000,000 shares of $.01 par value preferred stock ("Preferred Stock"). As of September 12, 2000, there were: (i) 3,036,232 shares of Common Stock issued and outstanding with the remaining 614,674 shares held by the Company as treasury stock; and (ii) 100,000 shares of Preferred Stock issued and outstanding and designated as 2000 Series A Preferred Stock ("Series A Stock"). As of that date there were no outstanding options, warrants or other rights to acquire shares of the Common Stock. Under applicable Colorado law and its Articles of Incorporation, the Company's Board of Directors may issue additional shares of its stock up to a total amount of authorized Common and/or Preferred Stock without approval of its shareholders.

         Information is set forth in the following subsections concerning the Common Stock, and the Preferred Stock.

         COMMON STOCK. The shares of Common Stock currently outstanding are fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

         Each stockholder is entitled to one vote for each share of Common Stock held by such shareholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

         The Company's Common Stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

         PREFERRED STOCK. The Preferred Stock of the Company may be issued from time to time by the Board of Directors in one or more series. The description of shares of each series of Preferred Stock will be set forth in resolutions adopted by the Board of Directors and a certificate of designation to be filed as required by Colorado law prior to issuance of any shares of the series. The certificate of designation will set the number of shares to be included in each series of Preferred Stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the Board of Directors is not authorized to change the right of the Common Stock to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock includes, but is not limited to, setting or changing the following:

     o The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred shares may not exceed 10,000,000;

     o The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

     o Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

     o The obligation, if any, of the Company to redeem or repurchase shares of the series pursuant to a sinking fund;

     o Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

     o Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

     o The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; and

     o Any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Colorado law.

         The shares of Preferred Stock of any one series will be identical with each other in all other respects except as to the dates from and after which dividends thereon will cumulate, if cumulative.

GENERAL PROVISIONS

         The Shares of Common Stock currently outstanding and offered herein, when issued, will be fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock and to the holders of any participating Preferred Stock in proportion to their stock holdings.

         Each stockholder is entitled to one vote for each share of Common Stock held by such Shareholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore. The Company does not presently contemplate the payment of any cash dividends in the foreseeable future.

         There are no preemptive rights on the part of the holders of the Common Stock to acquire any additional shares which may be issued or sold in the future by the Company.


OUTSTANDING SERIES A PREFERRED

     The Company's Series A Stock (of which there are 100,000 shares outstanding as of the date of this Memorandum) has the following rights, preferences and limitations:

     o The Series A Stock is not entitled to any dividend preferences; however, the Company may not pay a cash dividend on Common Stock or any other Preferred Stock until all of the Series A Stock has been redeemed by the Company.

     o In the event of any liquidation of dissolution or winding up of the Company, voluntary or involuntary, the holders of the Series A Stock shall be entitled to receive out of the assets of the Company legally available for distribution to its stockholders, and before any distribution is made on any class of stock junior to the Series A Stock, the sum equal to the $1.00 call price. If, upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the amounts payable to with respect to the Series A Stock are not paid in full, the holders of the Series A Stock shall share ratably as only among the holders of Series A Stock in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Series A Stock of the full preferential amounts provided for in this
         Section 1.4, the holders of the Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with one or more corporations or sale of substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution nor winding up of the Company.

     o The Company will redeem all outstanding shares of Series A Stock at the $1.00 call price as of April 30, 2002.

     o The Company will not create any class of stock with rights senior to the Series A Stock.

     o There shall be no sinking fund or other similar provision in respect of redemption or purchase of the Series A Stock.

     o Holders of the Preferred Stock shall have no voting rights in the affairs of the Company, other than such voting rights as a class as may be required by the Colorado Corporation Code.

     o The Board of Directors shall have at all times the right to establish and designate other series of Preferred Stock. At no time, however, will any other series of Preferred Stock have dividend or liquidation rights superior to the class of Series A Stock established herein unless otherwise approved by a majority vote of the issued and outstanding Series A Stock voting as a class.

     The Company's Articles of Incorporation provide for the members to the Board to be divided into three classes with one class of directors standing for election each year for a three-year term. These provisions could delay, defer or prevent a change in control of the Company.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

         There has not been any public trading market for any stock of the Company since January 1, 1997. When this Form 10-SB Registration Statement has become effective the Company will endeavor to take the necessary action to have its common stock included on OTC Bulletin Board. However, there is no assurance that any public trading market will develop for the Company's common stock.

         As of September 12, 2000, information with respect to the Company's common stock is as follows:

     o There were 3,036,232 shares held by 140 stockholders of record outstanding;

     o There were no outstanding options or warrants to purchase, or securities convertible into common stock;

     o Of the outstanding common stock 1,847,000 shares were sold as "restricted securities" [as defined under the Securities Act of 1933 ("Securities Act')] since January 1, 2000;

     o The Company was offering to sell up to an additional 378,000 shares of common stock in a private placement being made directly by the Company under Rule 506 of Regulation D adopted under the Securities Act; and

     o Following the filing of this Form 10-SB Registration Statement registering the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"), the Company will use its best efforts to prepare, file and achieve effectiveness of the Registration Statement under the Securities Act relating to: (i) the sale by the holders thereof of all 1,847,000 outstanding shares of common stock issued as restricted securities; and (ii) the distribution by the Company of 681,102 shares of the Company's common stock to the stockholders of Trilogy Gaming Corp.

         The Company has never paid any dividends on any class of its outstanding stock and there are no present plans to pay any cash dividends in the future. It may be anticipated that any future net revenues will be retained by the Company to finance its operations.


ITEM 2   LEGAL PROCEEDINGS

         Neither the Company nor any of its property is a party or subject to any pending legal proceeding. The Issuer is not aware of any contemplated or threatened legal proceeding against it by any governmental authority or other party.


ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

         Information with respect to all securities sold by the Company since September 1, 1996, the offer and sale of which was not subject to an effective registration statement filed under the Securities Act is as follows:

         A. In December of 1999, the Company sold and issued for $5,000 a promissory note in the principal amount of $5,000 to each of four individuals (three of whom are now directors of the Company). These notes have been paid. Under the terms of the notes, on may 22, 2000, the Company issued, as interest on the principal of the notes, one share of its common stock for each $2.00 in note principal or 2,500 shares to each noteholder for a total of 10,000 shares. No person acted as underwriter with respect to the sale of these notes and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their statue as restricted securities;

         B. In January of 2000, the Company sold and issued promissory notes in the aggregate principal amounts of $210,000 to 21 investors. These notes provided for: (i) maturity at June 30, 2000; (ii) initial interest payable in shares of the Company's common stock at the rate of one share for each $1.00 in note principal; and (iii) payment of additional interest in cash on notes not paid at maturity at the rate of 10% per year after maturity until paid. As of September 12, 2000, 18 of these notes with an aggregate principal of $30,000 had been paid in full. On May 22, 2000 the Company issued a total of 210,000 shares of its common stock for payment of the initial interest on these notes. No person acted as an underwriter with respect to sale of these notes or shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their statue as restricted securities;

         C. In 1996 the Company agreed to issue a total of 104,500 shares of its common stock to two individuals for consulting services which had been rendered to the Company. These rights to receive 104,500 shares were transferred several times in a corporate reorganization transaction which was reversed and they were eventually owned and held by Howard E. Tooke the President of the Company. In April of 2000 these shares were issued to the President of the Company in satisfaction of the Company's obligations to issue them. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under
                  Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their statue as restricted securities. These shares were conveyed back to the Company by its President along with all other shares of the Company's common stock owned by him in the transaction described in "D." immediately following.

         D.       On April 14, 2000, the Company issued to its President, Howard
                  E. Tooke, 100,000 shares of its Series A Preferred Stock in exchange for 2,494,774 shares of the Company's common stock which were acquired as Treasury stock. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under
                  Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act;

         E. On April 14, 2000, the Company sold 200,000 shares of its common stock each to five individuals constituting its founders for a total conveyance of 1,000,000 shares. These shares were sold for cash at $.01 per share. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under
                  Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to the President, three directors and a consultant all familiar with its affairs; and
                  (iii) issued as "restricted securities" as defined under the Securities Act;

         F. During the period from April 14, 2000 through September 12, 2000 the Company sold an aggregate of 388,000 shares of its common stock to 11 investors for an aggregate of $ 60,164.00. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to persons familiar with the Company; and (iii) issued as "restricted securities" as defined under the Securities Act; and

         G. During the period from April 14, 2000 through September 12, 2000 the Company has sold an aggregate of 272,000 shares of its common stock for cash at $2.00 per share for an aggregate of $544,000. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act provided in Rule 506 of Regulation D adopted under the Securities Act. The securities were: (i) acquired for investment; (ii) issued to "accredited investors" as such are defined under the Securities Act; and
                  (iii) issued as "restricted securities" as defined under the Securities Act. The Company filed a Form D with the Securities and Exchange Commission relating to these sales.

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Title 7 of the Colorado Revised Statutes (hereinafter "Title 7") and the Company's Articles of Incorporation, the Company may indemnify a person made a party to a proceeding because the person is or was a director, officer, employee, fiduciary, or agent of the Company (hereinafter "defined persons"), against liability incurred in the proceeding if:

               (a)  The person conducts himself or herself in good faith; and

               (b)  The person reasonably believed:

                    (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

                    (II) In all other cases, that his or her conduct was at
                         least not opposed to the corporation's best interests; and

               (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

However, under Title 7 the Company may not indemnify a director or defined person where:

               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable in the basis that he or she derived an improper personal benefit, unless a Court finds that the director or defined person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A Court may then order indemnification, as the court deems proper. Indemnification is limited to reasonable expenses incurred in connection with the relevant proceeding.

         Title 7 and the Company's Articles of Incorporation also provides for the mandatory indemnification of persons who were wholly successful on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or defined person, against reasonable expenses incurred by him or her in connection with the proceeding. Title 7 and the Company's Articles of Incorporation provide for the advancement of expenses, with certain restrictions, for directors or defined persons who are parties to a proceeding as a result of that person's current or prior status as a director or defined person. The Company is also allowed to purchase and maintain insurance on behalf of directors and defined persons. At present the Company has no such insurance. The Company's By-Laws are consistent with Title 7 and the Company's Articles of Incorporation and neither enlarges or restricts the indemnification provided by Colorado Law or the Articles of Incorporation.

                                    PART F/S

                          Index to Financial Statements


                       FOR YEARS ENDED 1998 AND 1999

Independent Auditors' Report                                                  F2

Balance Sheet                                                                 F3

Statements of Operations                                                      F4

Statements of Stockholder's Equity                                            F5

Statements of Cash Flows                                                      F6

Notes to Financial Statements                                                 F7

                     FOR THE PERIOD ENDED JUNE 30, 2000

Balance Sheet                                                                 F10

Statements of Operations                                                      F11

Statements of Cash Flows                                                      F12

Notes to Interim Financial Statements                                         F13

The Whitmore Company, P.C.
Certified Public Accountants

Independent Auditors' Report

August 30, 2000

         We have audited the accompanying balance sheets of Evergreen Network.com, Inc. as of December 31, 1998 and 1999, and the related statements of earnings, retained earnings, earnings per share, cash flows, and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Network.com, Inc. as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





         The Whitmore Company, P.C.

                           Evergreen Network.com, Inc.
                                  BALANCE SHEET
                                  DECEMBER 31,

                                                           1998              1999
                                                       ------------      ------------
ASSETS
Current Assets
     Cash                                              $         --      $         --
     Accounts Receivable                                         --                --
                                                       ------------      ------------
     Total Current Assets                                        --                --
Plant & Equipment
     Equipment & Fixtures                                        --                --
     (Less) Accumulated Depreciation                             --                --
                                                       ------------      ------------
     Total Plant & Equipment                                     --                --
Other Assets
     (Less) Accumulated Amortization                             --                --
                                                       ------------      ------------
     Total Other Assets                                          --                --
                                                       ------------      ------------
TOTAL ASSETS                                           $         --      $         --
                                                       ============      ============

LIABILITIES
Current Liabilities:
     Accounts Payable                                  $     20,000      $     20,000
     Payroll Taxes Payable                                   40,914            40,914
     Excise Taxes Payable                                     3,782             3,782
     Accrued Income Taxes                                       150               200
     Accrued Interest                                         7,475            11,470
     Accrued Penalties                                        7,000             7,000
                                                       ------------      ------------
     Total Current Liabilities                               79,321            83,366

Long Term Liabilities:
                                                                 --                --
                                                       ------------      ------------
     Total Long Term Liabilities                                 --                --
                                                       ------------      ------------
TOTAL LIABILITIES                                            79,321            83,366

STOCKHOLDERS' EQUITY

     Common Stock                                         2,771,232         2,771,232
     Preferred Stock                                             --                --
     Paid In Capital - Common                                    --                --
     Treasury Stock                                              --                --
                                                       ------------      ------------
     Total Paid in Capital                                2,771,232         2,771,232

     Retained Earnings                                   (2,850,553)       (2,854,598)

TOTAL STOCKHOLDERS' EQUITY                                  (79,321)          (83,366)
                                                       ------------      ------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY               $         --      $         --
                                                       ============      ============


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.

                            STATEMENTS OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                     1998            1999
                                                  ----------      ----------
REVENUES:
Operating Revenues                                $       --      $       --
                                                  ----------      ----------
  Total Revenues                                          --              --
OPERATING EXPENSES:
  Professional                                            --              --
  Advertising & Promotion                                 --              --
  General Admin                                           --              --
  Payroll                                                 --              --
  Transportation                                          --              --
  Rent                                                    --              --
  Travel & Entertainment                                  --              --
  Miscellaneous                                           --              --
                                                  ----------      ----------

Total Operating Expenses                                  --              --

INCOME FROM OPERATIONS                                    --              --

OTHER INCOME & (EXPENSES):
  Interest Income                                         --              --
  Interest Expense                                    (3,744)         (3,995)
  Depreciation & Amortization                             --              --
                                                  ----------      ----------

Total Other Income & (Expenses)                       (3,744)         (3,995)

NET INCOME BEFORE TAX                                 (3,744)         (3,995)
                                                  ----------      ----------

Income Taxes                                              50              50

NET INCOME                                        $   (3,794)     $   (4,045)
                                                  ==========      ==========

Net Income (Loss) Per Share                       $  (0.0014)     $  (0.0015)

Fully Diluted                                     $  (0.0002)     $  (0.0002)


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.

                        STATEMENT OF SHAREHOLDER'S EQUITY

                                                                                                                     Total
                                   Common Stock    Common Stock                      Retained        Treasury     Shareholders
                                      Shares          Amount      Paid-In Capital    Earnings         Stock          Equity
                                   ------------    ------------   ---------------  ------------    ------------   ------------

Balance December 31, 1997            82,954,530    $     82,955    $  2,682,196    $ (2,846,759)   $         --   $    (81,608)

Additional Capital Contributions          6,081           6,081                                                          6,081

Conversion                          (80,189,379)      2,682,196      (2,682,196)                                            --

Net Loss for Year Ended 12/31/98                                                         (3,794)                        (3,794)
                                   ------------    ------------    ------------    ------------    ------------   ------------

Balance December 31, 1998             2,771,232       2,771,232              --      (2,850,553)             --        (79,321)

Additional Capital Contributions

Conversion

Net Loss for Year Ended 12/31/99                                                         (4,045)                        (4,045)
                                   ------------    ------------    ------------    ------------    ------------   ------------

Balance December 31, 1999             2,771,232    $  2,771,232    $         --    $ (2,854,598)   $         --   $    (83,366)
                                   ============    ============    ============    ============    ============   ============


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.

                             STATEMENTS OF CASH FLOW

                        FOR THE YEARS ENDED DECEMBER 31,

                                                  1998           1999
                                               ----------     ----------
OPERATING ACTIVITIES:
 Net Income (Loss)                             $   (3,794)    $   (4,045)
  Add:
  Depreciation & Amortization                          --             --
  Loss on Asset Disposal
  Increase in Current Liabilities                   3,794          4,045
  Decrease in Current Assets
 Deduct:
  Increase in Current Assets                                          --
  Decrease in Current Liabilities                      --             --
  Accrued Interest                                     --             --
                                               ----------     ----------
Cash Provided by Operating Activities                  --             --
                                               ==========     ==========

INVESTING ACTIVITIES:
 Purchase of Fixed Assets                              --             --
 Loans to Affiliates                                   --             --
 Purchase of Other Assets                                             --

                                               ----------     ----------
Cash Provided by Investing Activities                  --             --
                                               ==========     ==========

FINANCING ACTIVITIES:
 Purchase of Treasury Stock                            --             --
 Capital Investment                                                   --
 Stockholder Loans                                     --             --

                                               ----------     ----------
Cash Provided by Financing Activities                  --             --
                                               ==========     ==========

Net Increase (Decrease) in Cash                        --             --

Beginning Cash Balance                                 --             --
Increase (Decrease)                                    --             --
                                               ----------     ----------
Ending Cash Balance                            $       --     $       --
                                               ==========     ==========


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 1:  COMPANY ORGANIZATION

The Company was organized as a Colorado corporation on May 27, 1987 under the name SEFCO, Inc. In September, 1989 it merged with an Arizona corporation and changed its' name to The Members Financial Service bureau, Inc. The Company changed its' name to Shared Use Network Services, Inc. in August, 1995.

The Company was engaged in various telecommunications endeavors throughout its' existence. In the winter of 1997, due to problems associated with under-capitalization, it ceased operations. In the fall of 1999, management decided to engage in a new business opportunity in the field of charitable gaming. Specifically, it provides "pull-tab" validation machines and cards for charitable and fraternal organizations. In the fall of 1999, the Company also changed its' name to Evergreen Network.com, Inc.

NOTE 2:  LIABILITIES

When the Company wound down its' previous business in the fall of 1997, it had remaining a payroll tax debt of $40,914 and excise tax debt of $3,782. The tax and associated interest were paid June 13, 2000. The Company is currently in negotiations with IRS over proposed penalties in the approximate amount of $7,000.

In year 2000 the Company has raised $210,000 through the sale of promissory notes of $10,000 each to 21 investors. These notes matured on June 30, 2000. As of August 18, 2000 $87,500 is still outstanding; extensions having been granted by the investors. The Company has prepaid interest on these notes with shares of its' common stock at the rate of one share for each $1.00 note principal. The notes bear additional interest at the rate of 10% per year after maturity until paid.

Additionally, on June 30, 2000, the company borrowed $90,000 from a board of directors member. This note is due December 31, 2000.

NOTE 3:  INCOME TAXES

The company has large net operating loss carry-forward amounts from prior years. However, as the Company is again in a start up phase and future earnings are not reasonably assured, no tax benefit from these operating losses has been accrued.

NOTE 4:  CAPITALIZATION

As of December 31, 1998 and 1999 the Company was authorized 20,000,000 shares of $1.00 par common stock and 10,000,000 shares of $1.00 par preferred stock. As of the above dates, there were no shares of preferred stock issued. 2,771,232 shares of common stock were issued and outstanding, with none held in treasury.

                           Evergreen Network.com, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 4 CONTINUED

The Company's current authorized capitalization is 30,000,000 shares consisting of 20,000,000 of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock. As of the date of this report there were 3,003,232 shares of common stock issued of which 2,228,058 shares were outstanding with the remaining 775,174 shares held by the Company as treasury stock. ; and 100,000 shares of preferred stock issued and outstanding and designated as 2000 Series A Preferred Stock. As of this date there are no outstanding options, warrants, or other rights to acquire shares of the common stock. The Company used 388,000 treasury shares to raise funds to pay a tax liability for previous operations. The Company also distributed 681,102 shares of common stock to others in settlement of contingent obligations created by prior equity transactions. If all of these shares are distributed and sold, along with those of the Company's current offering, there will be 3,344,391 shares of common stock issued and outstanding. The 100,000 outstanding shares of preferred stock are to be redeemed by the company by April 30, 2002 at $1.00 per share. The preferred stock also carries a liquidation preference of $1.00 per share.

NOTE 5:  SUBSEQUENT EVENTS

On February 23, 2000 the Company entered into a Master Distributorship Agreement with Infinity Group, Inc. On March 1, 2000 the Company finalized a written agreement under which it is purchasing 240 validation machines form Colorado Tab Force, LLC. This agreement calls for the payment by the Company of $710,000 for the machines. As of August 18, 2000 the Company had paid $180,000 on the purchase price. Certain of the machines in question have not yet been certified by the state of Colorado for gaming use in that state. The Company is withholding payment for those machines until the matter is rectified.

NOTE 6:  USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reporting amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 7:  NON ARMS LENGTH TRANSACTIONS

The transactions in which 1,000,000 of the Company's present issued and outstanding common stock was issued to its officers, directors and a consultant and issuance of the 100,000 shares of preferred stock were all conducted or determined by the officers and directors and were not arms length transactions between independent parties.

NOTE 8:  REGULATION RISK

All of the states in which the Company operates or proposes to operate have legal prohibitions or restrictions upon gambling and/or gaming operations. The Company's charitable gaming business is allowed to operate under specific statutory and regulatory provisions which limit or regulate its operations in great detail. The Company has been advised by counsel that it may sell the "Tab Force System" in the four states in which it intends to operate; provided it complies with the applicable legal restrictions. It should be noted that there is a risk that future legal regulatory provisions may adversely affect the Company's operations or potential profitability.

                           Evergreen Network.com, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1999

NOTE 9:  OFFICER COMPENSATION

The Company did not pay compensation to any officers or directors in 1999. The president is receiving a salary during year 2000 at the rate of $8,000 per month. The secretary/treasurer has agreed to compensation commensurate with the time he is able to devote to the Company and has received $2,000 so far in 2000.

                           Evergreen Network.com, Inc.
                          INTERIM FINANCIAL INFORMATION
                                    UNAUDITED

                                  BALANCE SHEET

                                                  June 30, 2000
                                                  -------------
ASSETS
Current Assets
     Cash                                         $     95,626
     Prepaid Expenses                             $      2,000
     Accounts Receivable                                 4,250
                                                  ------------
     Total Current Assets                              101,876
Plant & Equipment
     Equipment & Fixtures                              737,247
     (Less) Accumulated Depreciation                   (28,717)
                                                  ------------
     Total Plant & Equipment                           708,530
Other Assets
     Deposits                                            2,411
                                                  ------------
     Total Other Assets                                  2,411
                                                  ------------
TOTAL ASSETS                                      $    812,817
                                                  ============

LIABILITIES
Current Liabilities:
     Accounts Payable                             $     35,900
     Payroll Taxes Payable                                  --
     Excise Taxes Payable                                   --
     Accrued Income Taxes                                  200
     Shareholder Notes                                 270,000
     Contract - Tab Force                              570,000
     Accrued Interest                                    6,493
     Accrued Penalties                                   7,000
                                                  ------------
     Total Current Liabilities                         889,593
Long Term Liabilities:
                                                            --
                                                  ------------
     Total Long Term Liabilities                            --
                                                  ------------
TOTAL LIABILITIES                                      889,593

STOCKHOLDERS' EQUITY

     Common Stock                                       28,757
     Preferred Stock                                     1,000
     Paid In Capital - Common                        3,085,072
     Treasury Stock                                     (7,752)
                                                  ------------
     Total Paid in Capital                           3,107,077

     Retained Earnings                              (3,183,853)

TOTAL STOCKHOLDERS' EQUITY                             (76,776)
                                                  ------------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY          $    812,817
                                                  ============

         The accompanying notes are an integral part of this statement.

                           Evergreen Network.com, Inc.
                          INTERIM FINANCIAL INFORMATION
                                    UNAUDITED

                            STATEMENTS OF OPERATIONS
                            SIX MONTHS ENDED JUNE 30,

                                           1999            2000
                                        ----------      ----------
REVENUES:
Operating Revenues                      $       --      $   55,595
Cost of Sales                                   --          18,226
                                        ----------      ----------
Gross Profit                                    --          37,369

OPERATING EXPENSES:
  Professional                                  --         249,982
  General Admin                                 --          14,081
  Postage & Delivery                            --           6,371
  Supplies                                      --          13,889
  Utilities & Telephone                         --          11,438
  Rent                                          --          12,657
  Travel & Entertainment                        --          25,208
  Miscellaneous                                 --             284
                                        ----------      ----------

Total Operating Expenses                        --         333,910

INCOME FROM OPERATIONS                          --        (296,541)

OTHER INCOME & (EXPENSES):
  Interest Income                               --              --
  Interest Expense                          (1,998)         (3,997)
  Depreciation & Amortization                   --         (28,717)
                                        ----------      ----------

Total Other Income & (Expenses)             (1,998)        (32,714)

NET INCOME BEFORE TAX                       (1,998)       (329,255)
                                        ----------      ----------

Income Taxes                                    25              --

NET INCOME                              $   (2,023)     $ (329,255)
                                        ==========      ==========


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.
                          INTERIM FINANCIAL INFORMATION
                                    UNAUDITED

                             STATEMENTS OF CASH FLOW
                            SIX MONTHS ENDED JUNE 30,

                                                 1999           2000
                                             ----------     ----------
OPERATING ACTIVITIES:
 Net Income (Loss)                           $   (2,023)    $ (329,255)
  Add:
  Depreciation & Amortization                        --         28,717
  Loss on Asset Disposal
  Increase in Current Liabilities                 2,023        806,227
  Decrease in Current Assets
 Deduct:
  Increase in Current Assets                         --         (6,250)
  Decrease in Current Liabilities                    --             --
  Accrued Interest                                   --             --
                                             ----------     ----------
Cash Provided by Operating Activities                --        499,439
                                             ==========     ==========

INVESTING ACTIVITIES:
 Purchase of Fixed Assets                            --       (737,247)
 Loans to Affiliates                                 --             --
 Purchase of Other Assets                                       (2,411)

                                             ----------     ----------
Cash Provided by Investing Activities                --       (739,658)
                                             ==========     ==========

FINANCING ACTIVITIES:
 Purchase of Treasury Stock                          --             --
 Capital Investment                                  --        335,845
 Stockholder Loans                                   --             --

                                             ----------     ----------
Cash Provided by Financing Activities                --        335,845
                                             ==========     ==========

Net Increase (Decrease) in Cash                      --         95,626

Beginning Cash Balance                               --             --
Increase (Decrease)                                  --         95,626
                                             ----------     ----------
Ending Cash Balance                          $       --     $   95,626
                                             ==========     ==========


        The accompanying notes are an integral part of these statements.

                           Evergreen Network.com, Inc.
                          INTERIM FINANCIAL INFORMATION
                                    UNAUDITED
                          NOTES TO FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2000

NOTE 1:  COMPANY ORGANIZATION

The Company was organized as a Colorado corporation on May 27, 1987 under the name SEFCO, Inc. In September, 1989 it merged with an Arizona corporation and changed its' name to The Members Financial Service Bureau, Inc. The Company changed its' name to Shared Use Network Services, Inc. in August, 1995.

The Company was engaged in various telecommunications endeavors throughout its' existence. In the winter of 1997, due to problems associated with under-capitalization, it ceased operations. In the fall of 1999, management decided to engage in a new business opportunity in the field of charitable gaming. Specifically, it provides "pull-tab" validation machines and cards for charitable and fraternal organizations. In the fall of 1999, the Company also changed its' name to Evergreen Network.com, Inc.

NOTE 2:  ACCOUNTS RECEIVABLE

Management believes that all accounts are good and collectable and thus, no allowance has been established. The Company is subject to credit risk as 100% of receivables have been concentrated in a single customer at times during the financial statement period.

NOTE 3:  PLANT & EQUIPMENT

All fixed assets are carried at cost. Depreciation is provided over the useful life of the assets under the straight-line method.

NOTE 4:  LIABILITIES

When the Company wound down its' previous business in the fall of 1997, it had remaining a payroll tax debt of $40,914 and excise tax debt of $3,782. The tax and associated interest were paid June 13, 2000. The Company is currently in negotiations with IRS over proposed penalties in the approximate amount of $7,000.

In year 2000 the Company has raised $210,000 through the sale of promissory notes of $10,000 each to 21 investors. These notes matured on June 30, 2000. As of September 15, 2000 $87,500 is still outstanding; extensions having been granted by the investors. The Company has prepaid interest on these notes with shares of its' common stock at the rate of one share for each $1.00 note principal. The notes bear additional interest at the rate of 10% per year after maturity until paid.

Additionally, on June 30, 2000, the company borrowed $90,000 from a board of directors' member. This note is due December 31, 2000.

On February 23, 2000 the Company entered into a Master Distributorship Agreement with Infinity Group, Inc. On March 1, 2000 the Company finalized a written agreement under which it is purchasing 240 validation machines form Colorado Tab Force, LLC. This agreement calls for the payment by the Company of $710,000 for the machines. As of September 15, 2000 the Company had paid $200,000 on the purchase price. Certain of the machines in question have not yet been certified by the state of Colorado for gaming use in that state. The Company is withholding payment for those machines until the matter is rectified.

                           Evergreen Network.com, Inc.
                          INTERIM FINANCIAL INFORMATION
                                    UNAUDITED
                          NOTES TO FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 2000

NOTE 5:  INCOME TAXES

The company has large net operating loss carry-forward amounts from prior years. However, as the Company is again in a start up phase and future earnings are not reasonably assured, no tax benefit from these operating losses has been accrued.

NOTE 6:  CAPITALIZATION

The Company's current authorized capitalization is 30,000,000 shares consisting of 20,000,000 of $.01 par value common stock and 10,000,000 shares of $.01 par value preferred stock.

As of June 30, 2000 there were 2,875,732 shares of common stock issued of which 775,174 were held in treasury; and 100,000 shares of preferred stock issued and outstanding.

As of the date of this report there were 3,003,232 shares of common stock issued of which 2,228,058 shares were outstanding with the remaining 775,174 shares held by the Company as treasury stock; and 100,000 shares of preferred stock issued and outstanding and designated as 2000 Series A Preferred Stock. As of this date there are no outstanding options, warrants, or other rights to acquire shares of the common stock. The Company used 388,000 treasury shares to raise funds to pay a tax liability for previous operations. The Company also distributed 681,102 shares of common stock to others in settlement of contingent obligations created by prior equity transactions. If all of these shares are distributed and sold, along with those of the Company's current offering, there will be 3,344,391 shares of common stock issued and outstanding. The 100,000 outstanding shares of preferred stock are to be redeemed by the company by April 30, 2002 at $1.00 per share. The preferred stock also carries a liquidation preference of $1.00 per share.

NOTE 7:  NON-ARMS LENGTH TRANSACTIONS

The transactions in which 1,000,000 of the Company's present issued and outstanding common stock was issued to its officers, directors and a consultant and issuance of the 100,000 shares of preferred stock were all conducted or determined by the officers and directors and were not arms length transactions between independent parties.

NOTE 8:  REGULATION RISK

All of the states in which the Company operates or proposes to operate have legal prohibitions or restrictions upon gambling and/or gaming operations. The Company's charitable gaming business is allowed to operate under specific statutory and regulatory provisions which limit or regulate its operations in great detail. The Company has been advised by counsel that it may sell the "Tab Force System" in the four states in which it intends to operate; provided it complies with the applicable legal restrictions. It should be noted that there is a risk that future legal regulatory provisions may adversely affect the Company's operations or potential profitability.

NOTE 9:  OFFICER COMPENSATION

The Company did not pay compensation to any officers or directors in 1999. The president is receiving a salary during year 2000 at the rate of $8,000 per month. The secretary/treasurer has agreed to compensation commensurate with the time he is able to devote to the Company and has received $2,000 so far in 2000.

                                    PART III

ITEM 1            INDEX TO EXHIBITS


    EXHIBIT NUMBER                        DESCRIPTION OF EXHIBITS

         3.1               Original Articles of Incorporation of SEFCO, INC.
                           dated May 26, 1987

         3.2 Articles of Amendment to the Articles of Incorporation to change name to Members Financial Service Bureau, Inc., dated October 6, 1989

         3.3 Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Shared Use Network Services, Inc., dated September 5, 1995

         3.4 Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Evergreen Network.com, Inc., dated April 5, 2000

         3.5               Corporate By-Laws

         10.1 Machine Purchase Agreement Between the Company and Colorado Tab Force, L.L.C., et. al.

         10.2 Master Distribution Agreement Between the Company and Infinity Group, Inc.


         10.3              Distribution Agreement with the Bingo Company


         10.4              Distribution Agreement with Fungi, Inc.


         10.5              Distribution Agreement with Bingo West of Denver


         23.1              Consent of The Whitmore Company, P.C.


         27.1              Financial Data Schedule

                                   SIGNATURES

         The Registrant, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB12(g) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized individual, the 11th day of October, 2000.

                                        Evergreen Network.com, Inc.

                                        /s/ Howard Tooke
                                        ----------------------------------------
                                        By: Howard Tooke
                                        Title: President

Item 2     Description of Exhibits

       EXHIBIT
       NUMBER                                DESCRIPTION
       -------                               -----------
         3.1               Original Articles of Incorporation of SEFCO, INC.
                           dated May 26, 1987

         3.2 Articles of Amendment to the Articles of Incorporation to change name to Members Financial
                           Service Bureau, Inc., dated October 6, 1989

         3.3 Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Shared Use Network Services, Inc., dated September 5, 1995

         3.4 Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Evergreen Network.com, Inc., dated April 5, 2000

         3.5               Corporate By-Laws

         10.1              Machine Purchase Agreement Between the Company and
                           Colorado Tab Force, L.L.C., et. al.

         10.2              Master Distribution Agreement Between the Company and
                           Infinity Group, Inc.


         10.3              Distribution Agreement with the Bingo Company


         10.4              Distribution Agreement with Fungi, Inc.


         10.5              Distribution Agreement with Bingo West of Denver


         23.1              Consent of The Whitmore Company, P.C.


         27.1              Financial Data Schedule
